11/5

02069118

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Deutsche Beteiligungs Holdings AG

*CURRENT ADDRESS Garather Schlossalle 19
40595 Düsseldorf
Germany

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

FILE NO. 82- 4977 FISCAL YEAR 12/31/01

• *Complete for initial submissions only* •• *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: NM
DATE: 2/3/03

[redacted]

Audit Report

on the Annual Financial Statement
of December 31, 2001
and the
Status Report 2001
of
DBH Deutsche Beteiligungs Holding AG
Düsseldorf

[redacted]

CONTENT

General Information

			Page
I.	a.	Auditing assignment	3
I.	b.	General findings	4
II.	a.	Legal, economic and organisational principles (section 5 sub-section 1 PrüfbV)	5
II.	b.	Outsourced company divisions subject to control (section 5 subsection 2 PrüfbV)	9
III.		Report on conditions (section 8 PrüfbV)	9
IV.		Report on relations to connected companies (section 9 sub-section PrüfbV)	9
V.		Report on the organisation of accounting (section 10 PrüfbV)	11
VI.		Report on commercial transactions (section 11 PrüfbV)	11
VII.		Presentation of commercial development in the year under review (section 13 PrüfbV)	11
VIII.		Presentation of the financial situation (section 14 PrüfbV)	12
IX.		Presentation of the income situation (section 15 PrüfbV)	13
X.		Duty of disclosure (section 16 PrüfbV)	14
XI.		Report on duties in accordance with the anti-money laundering law (section 17 PrüfbV)	14
XII.		Accounts and investments, non-commercial institutions (sections 19 to 21 PrüfbV)	14
XIII.		Equity, consolidated equity, equity principle (sections 22 to 24 PrüfbV)	15
XIV.		Provisions for risks (section 25 PrüfbV)	20
XV.		Liquidity (section 26 PrüfbV)	20
XVI.		Lending business (sections 28, 54, 55 PrüfbV)	22

		Page
XVII.	Key notes on annual report of December 31, 2001	23
XVIII.	Auditors opinion (section 18 PrüfbV)	24

Enclosures to the auditor's report

No. 1 Balance sheet of 31.12.2000 (Form 1)
No. 2 Profit and loss account for the period from 01.01. to 31.12.2001 (Form 3)
No. 3 Enclosure 2001 (incl. development of investments)
No. 4 Status report 2001
No. 5 Auditor's Opinion
No. 6 Data Overview for section 68 PrüfbV
No. 7 Explanatory notes
No. 8 Letter of representation
No. 9 Terms and conditions for auditors

General Information

I. a. Auditing Assignment

We, Dr. Glade, König und Partner GmbH, auditing and tax consulting company, Hamtorwall 52, 41460 Neuss, haven been appointed in writing on the 21/01/2002 by the Managing Board of

DBH Deutsche Beteiligungs Holding AG, Düsseldorf (abbreviated DBH)

to audit the annual financial statements 2001 and to render account of the audit. This concerns a legal audit of financial statements in accordance with section 340 sub-section 4 HGB in connection with section 340a sub-section1 HGB (German Commercial Code). As a financial holding company, the Company is to be treated as a large corporation. The audit was carried out in accordance with sound accounting practices and in compliance with specific regulations according to the ordinance on auditing annual financial statements and interim financial statements for banks and financial service institutions and on auditing in accordance with section 12 sub-section1 article 3 of the law on investment corporations, as well as the accounts to be rendered. (Audit Report Ordinance - PrüfbV)

The audit was carried out with the consultation of our employee Diplom-Kaufmann Larsen Lüngen, tax consultant, in the period between March 22 and March 28, 2002 (pre-audit) and from April 15 to May 17, 2002 (main audit) in the offices of the company in Düsseldorf with subsequent reporting duties carried out in our offices.

At the beginning of the main audit we were presented with the company's annual financial statements and forms 1 and 3 of the ordinance on accounting in banks and financial institutions (RechKredV)The annual report is included in enclosures 1 to 4 of this report. All information and documents were provided willingly.

The audit was carried out in compliance with the principles of sound auditing practice determined by the Institut of Wirtschaftsprüfer (IDW) (Association of Auditors).

The completeness of all business transaction records in the annual financial statements of December 31, 2001 was evidenced in writing by the management.

For the execution of the assignment and for our responsibility, also in relation to third parties, the "Allgemeine Auftragsbedingungen für Wirtschaftsprüfer " (General terms and conditions for auditors and companies) in the version of January 1, 2002 are applicable.

[redacted]

1. Opinion on the assessment of the company position by the managing board

The presentation of the company position in the annual financial statements and in the status report for the period from January 1 to December 31, 2001 by the managing board is consistent and comprehensible. The annual financial statements and status report have been drawn up presuming that the company will continue in business. We have not received any information within the scope of our audit, indicating that the company will not be continuing in business.

The annual financial statements for the business year 2001 were concluded with a balance of DM 10,252,822.62.
It shows a shareholders' equity of DM 9,900,507.41 and a balance-sheet profit of DM 2,775,507.41 in conformity with the profit and loss account.

DBH conducts business in the legal form of a finance holding company in accordance with section 1 subsection 3a German Banking Act. It has a 100% share in a financial services company (HPM Portfolio Management GmbH, HPM for short). The two companies are bound by a profit transfer agreement. The profit transfer for 2001 amounts to DM 4,817,827.36. In addition to this DBH has participations in non-commercial institutions. The results with partly high amortizations for the previous business year (Vision@technologie AG) and the business year 2001 (ALS Advanced logistic systems AG) have not proved successful.

Due to a capital injection by means of an increase of the capital reserve and the net income for the year DBH enjoys a healthy equity position. The proposal for profit appropriation put forward by the managing board to transfer DM 1,875,000.00 to revenue reserves is an appropriate step.

The status report is clear and comprehensible. It reflects a fair view of the economic situation of the company. We believe the assessments and presentations given by the legal representatives to be proper and adequate. Possible risks in future developments have also been reasonably dealt with.

2. Findings in accordance with section 321 sub-section 1 clause 3 HGB (German Commercial Code)

During the audit of the annual accounts we have not come across any single facts subject to reporting requirements in accordance with section 321 sub-section 1 clause 3 HGB which could seriously impair the development of the audited company or endanger its continued existence nor were any facts apparent after the fixed date for closing that could result in hindering the development or jeopardise the continued existence of the Company.

When carrying out the audit we did not determine any irregularities, or infringements of legal regulations, or any facts that constitute serious infringements of the law and articles by legal representatives or employees.

This applies as regards observing the regulations for accounting including the principles of sound accounting pracitce and the pertinent standards of the articles of association and, in the case of serious infringements by legal representatives, or also for infringements by employees of such legal regulations that do not relate directly to the accounting, but are of importance as regards the risk thereby involved for the Company, the significance of the infringed legal norm and the extent of the breach of confidence.

3. Important changes of legal and economic conditions

It was possible to issue the ADR share certificates for the second ADR program so that the shares of the subsidiary HPM, previously treated as capital contribution are now deemed as effected payment which made it possible to transfer the ADR premium to capital reserves.

Shares were issued, too, for the subsidiary Vision@Technologie AG during a capital increase program. The subsidiary was also able to transfer its premium to capital reserves and, thus, to remove a loss shown in the balance sheet of 31.12.2000. It is no longer expected that Vision@Technologie AG will make use of the letter of comfort provided by DBH and HPM (expiration date 36/06/2002). In addition to this DBH was able to realise a capital gain from its existing share in Vision@Technologie AG.

II. a. Legal, economic and organisational principles (section 5 sub-section 1 PrüfbV)

Annual financial statements for the previous year / Resolutions of General Meetings

The General Meeting on October 19, 2001 approved the annual financial statement of December 31, 2000 with our unqualified audit opinion and the status report for 2000. The balance sheet total amounted to DM 10,724,503.81 and balance sheet profit to DM 284,442.10. A resolution was passed to carry forward the balance sheet profit to a new account. The acts of the Managing Board were ratified and with respect to the auditors, re-appoint our company, Dr. Glade, König and Partner GmbH was decided.

All resolutions of General meetings were translated into action. The balance sheet profit was carried forward and our appointment for the assignment for the business year 2001 was granted on January 21, 2002. Furthermore, the entire balance sheet carry forward on Dec. 31, 2000 was duly taken over on January 1, 2001 for the preservation of the [redacted] [redacted]

principle of balance sheet consistency in accordance with section 252 I sub-section1 HGB (German Commercial Code).

On No. 1:

DBH conducts business in the legal form of a joint-stock company (Aktiengesellschaft). The company was founded with the currently applicable article of association from July 9, 1997 (Notary Dr. Stefan Zimmermann, notary's register no. Z 2286 for 1998). In commercial register (Amtsgericht, Local Court Düsseldorf, No. HR B 36342) the following records were found during the period of the audit (last extract from the commercial register
April 2, 2002)

Name of the Company:	DBH Deutsche Beteiligungs Holding AG
Legal form:	Aktiengesellschaft (joint-stock company)
Principal place of business:	Düsseldorf
Foundation:	July 9, 1998 by the Notary, Dr. Stefan Zimmermann, Cologne (The Notary's Register No. Z 2286 for 1998)
Commercial Register:	Amtsgericht [*Local Court*] Düsseldorf HR B 36342 The foundation was registered on August 21, 1998.
Subject-matter of the Company:	Participation in other enterprises and connected business, especially the take-over of the stock and operation of HERMES Portfolio Management GmbH (now HPM Portfolio Management GmbH) in Düsseldorf-Garath. The Company is authorised to carry out any transactions promoting the purpose of the Company and those relating to it, and in particular, to take over other enterprises of the same or similar kind, to participate in such enterprises and to set up branches.
Articles of association:	Original version from July 9, 1998 (Notary, Dr. Stefan Zimmermann, Cologne, (The Notary's Register No. Z 2286/1998, revised on March 22,1999 (Notary, Dr. Stefan Zimmermann, Cologne, (The Notary's Register No. Z 974/2000) and altered by resolution of the Supervisory Board on June 14, 2000.
Managing Board:	Henry Littig, Erkrath (sole director)

Stated capital:

The Company was founded on July 9, 1998 with a stated capital of DM 100,000.00 . It is divided into 20,000 shares made out to the holder of DM 5.00 each. The shares were issued at par value.
The stated capital was paid in on July 16, 1998.

On October 13, 1998 the extraordinary General Meeting passed a resolution to increase the stated capital by DM 1,525,000.00 to DM 1,625,000.00 by issuing 305,000 shares made out to the holder at a par value of DM 5.00 each. The share capital was increased as an investment in kind by contributing the 100 % share in HERMES Portfolio Management GmbH (HPM) at a par value of DM 50,000.00. The valuation of the investment in kind is substantiated by the valuation report by the Qualified Auditors, Dr. Glade, König und Partner GmbH, Neuss of August 6,1998. The resolution passed by the General Meeting and the performance of the capital increase was registered on November 9, 1998 in the Commercial Register.

On January 21, 1999 a resolution was passed for increasing the stated capital by DM 375,000.00 to DM 2,000,000.00. The 75,000 shares, made out to the holder at a par value of DM 5.00, were paid in cash.

On March 22, 2000 the Managing Board was authorised to carry out a further capital increase of DM 1,000,000.00 to DM 3,000,000.-- by issuing new bearer shares at a par value of DM 5.00 each, by 31.12.2001 at the latest.

In accordance with the authorisation granted to the Managing Board section 3 sub-section 5 of the article of association, the chief executive -with the agreement of the Supervisory Board- passed a resolution to increase the stated capital by DM 300,000.00 to DM 2,300,00.00. With a resolution by the Supervisory Board, the article of association (stated capital, shares) was accordingly modified in section 3. The capital increase has been carried out.

Shareholders:

	Share capital	
Henry Littig	DM 1,425,000.00	(61.95 %)
The Bank of New York as depositary of the ARDS	DM 875,000.00	(38.05 %)
	DM 2,300,000.00	(100.00 %)

Capital reserves (addition)

Due to the issue of ADR's by "The Bank of New York", premiums were transferred to the capital reserves. It is calculated as follows:

Capital increase 1999:	
(DM 2,400,000.00 ./. DM 375,000.00)	DM 2,625,000.00
Capital increase 2000:	

(DM 2,400,000.00./. DM 200,000.00)	DM 2,200,000.00
Capital reserve	DM 4,825,000.00

On No. 2:

After the issue of the ADR's the shares from the capital increase held by the HPM Portfolio management GmbH (HPM) for sale purposes were handed over to The Bank of New York.

On Nos. 3 and 4:

Management section of the company -1 sub-section 2 KWG (German Banking Act) is the Managing Board (see On No.1). The members of the Supervisory Board of the company as per December 31, 2000 were the following persons:

Daniel Hoenings, Dipl. –Internat-Betriebswirt, Düsseldorf
(Chairman)

Dr. Ingrid Siegmund-Rux, Markettingkauffrau, Erftstadt
(Deputy Chairman)

Günther Trautman, Tax Consultant, Neuss.

The Supervisory Board fulfils a controlling function in major decisions.

On No. 6:

The Company was not active in financial services but actually holds a 100% share in the financial service institution HPM.

On No. 7:

The subsidiary HPM is entitled to provide financial services. Contrary facts subject to legal permission standing in the way were not known during the period of the audit.

On No. 8:

On December 31, 2001 DBH had a 100 % share in HPM. A civil-law single-entity relationship exists since 1998. Since 1999, with unchanged basic conditions, it fulfils the requirements for a tax unit. The stated capital of HPM is EUR 750,000.00.

On December 31, 2001, a 51 % share in Vision@Technologie AG, Düsseldorf (Vision, for short) existed.

Furthermore, on the closing date, DBH, as a founding shareholder, had an 80% share in ekip.de AG, Düsseldorf, a company founded on March 22, 2000.

On No. 9:
The company is managed by the chief executive (sole director of the Managing Board), Mr. Henry Littig. He is exempt from the restrictions stated in section 181 BGB (German Civil Code). Apart from the chief executive, there were no employees at DBH on December 31, 2001.

On No. 10:
Neither national nor international branches were established. The recording of company transactions files and the organisation of accounting are sufficient for the type and extent of business operations. (see V). Internal controlling is limited to the distribution of tasks between the director of the Managing Board and the Supervisory Board. Separate internal auditing is not established

II.b Outsourced company divisions subject to control (section 5 Sub-section 2 PrüfV)

Accounting is outsourced to HPM, i.e. their financial accounting department. A company for auditing and tax consulting was appointed for the completion of the tax returns for 2000.

The regulations in section14 WpHG (Prohibition of Insider Dealings) were explained to them by management.

III. Report on requirements (section 8 PrüfbV)

Special or general requirements were not imposed according to the company's information.

IV. Report on relations to connected companies (section 9 PrüfV)

Since foundation, the 100% subsidiary HPM is an affiliated company. The business relations mostly concerned DBH's commissioning of HPM (for DM 700,000.00) to support the private placement of their shares.

For this purpose, HPM held DBH shares in trust at a par value DM 300,000.00 that were then passed on to the new shareholders. At DBH, this capital was recognised on December 31, 2000 as not-paid-in capital (see assets 13). This service was concluded on December 31, 2001.

In addition to this a service agreement has existed since July 1998, according to which DBH is billed DM 2,500.00 on a monthly basis for rental of space and for administration. Due to the intergroup agreement of December 30, 1998 with effect on January 1, 1998, DBH is obligated to surrender its profits to DBH and is also entitled to receive compensation for losses in a business year. The stockholders' equity of HPM amounted to DM 1,766,400.00 on December 31, 2001. Furthermore, the relations between both companies are marked by the fact that Mr. Henry Littig was both Managing Director of HPM, as well as the sole director on the Managing Board of DBH in 2001. In both functions he is exempt from the restrictions in section 181 BGB (German Civil Code). The profit for the year of HPM (before profit transfer) in the business year 2001 amounted to DM 4,358,292.25 (previous year DM 2,039,966.41).

A further affiliated company is the 51% subsidiary Vision@Technology (Vision) Düsseldorf. Business relations in the group mainly concern Vision's commissioning of HPM to support the private placement of shares. For this, a payment of 25% of the overall invoice amount over 5.1 million DM was agreed upon in case the subscription volume is achieved, otherwise 10% of the achieved subscription volume. According to issuance progress, the maximum amount of DM 1,275,000.00 was calculated in the year 2000.

The issue of the shares as well as the announced lisiting of ADR's (American Depository Receipts, negotiable equity rights in shares according to US-law) has been delayed in the USA. In December 2001 registered shares instead of ARDs were issued by the securities house Mellon, USA in order to accelerate the process at the request of many shareholders. In connection with these delays the company together with HPM signed a letter of comfort of limited duration (June 30, 2002) for DM 1 million on December 28, 2001 in order to counter the loss of the company on the closing date of the previous year.

The issue of shares was completed in December 2001. Vision, too, was able to set up capital reserves of DM 3,364,637.85 (DM 3,570,000.00 minus € 105,000.00 or DM 205,362.15) and the DBH made a sales profit of DM 1,441,987.65 (DM 1,530,000.00 minus € 45,000.00 or DM 88,012.35).

The shareholders' equity of Vision@Technologie AG on December 31, 2001 amounted to DM 2,024,703.57 but this includes an accounting convenience of DM 1,180,329.00. In the business year Vision@Technologie AG made a loss of DM 1,080,257.25 (previous year DM 317,345.51)

The 80% share in ekip.de AG, Düsseldorf was acquired by participation in the founding on March 22, 2000. The business relations between DBH and ekip are of minor importance and are limited at present to a few cost allocations. In the year 2001, ekip made an annual deficit of DM 122,472.33) (previous year 95,633.39) and showed a stockholders' equity of DM 303,629.11 on the closing date.

V. Report on the organisation of accounting (section 10 PrüfbV)

The financial accounting and payroll accounting documents of the Company are organised according to account distribution of invoices, bank records, payroll accounting records, purchase invoices, sales invoices. Account distribution, booking, payroll accounting and monthly Company reporting are the responsibilities of HPM. The Company provides lists of sums and balances, as well an economic evaluation 2 to 4 weeks after the end of a month. Earlier processing of monthly statements is not possible due to late document arrival from the USA at the subsidiary HPM. From these lists of balances, the quarterly reports are drawn up in accordance with the monthly reporting ordinance.

Since January 2000, in-house accounting at HPM has been carried out with the program Sage KHK. It is planned to improve analyses by the employment of more accounting staff. There are also medium-term plans for the purchase of a new accounting system that facilitates a connection to the reporting system. An internal accounting departments not set up. The accounting is by and large carried out in accordance with the principles of orderly bookkeeping practice.

VI. Report on commercial transactions (section 13 PrüfbV

No commercial transactions were effected by the finance holding company.

VII. Presentation of commercial development in the year under review (section 13 PrüfbV)

Commercial development was almost exclusively dependent on the subsidiaries.
The income of HPM (DM 4,817,800.00 minus statutory reserve withdrawal of DM 459,500.00) nearly doubled. It was also possible to realise a profit of DM 1,870,600.00 (DM 1,442,000.00 sale of new shares, DM 157,600.00 sale of existing shares and DM 271,000.00 write-back of provisions) from the issue of Vision@Technologie AG shares..

In contrast to this all other investments made losses, mainly due to a loan which had to be written off at an amount of DM 3,150,000.00.

VIII. Presentation of the financial situation (section 14 PrüfbV)

The summarised balance sheets for 2000 and 2001 show the following:

	31/12/2001 in TDM (DM in thousands)	As a %age of the balance-sheet sum	31/12/2000 in TDM (DM in thousands)	As a %age of the balance-sheet sum
Cash reserve and bank balance	50.1	0.5	1,124.9	10.5
Holdings of shares in connected enterprises	3,614.7	35.3	4,931.5	46.0
Other financial assets	489.0	4.8	404.3	3.8
Receivables from connected enterprises	3,775.8	36.8	2,615.0	24.4
Other assets	2,323.2	22.6	1,348.8	12.5
Not paid-in capital	0.0	0.0	300.0	2.8
Total	10,252.8	100.	10,724.50	100.0
Liabilities, short-term	230.3	2.8	5,207.1	48.6
Long-term reserves	12.0	0.1	7.0	0.1
Short-term reserves	50.0	2.7	301.0	2.7
Stockholders' equity	9,900.5	96.6	5,209.4	48.6
Total	10,252.8	100.0	10,724.5	100.00

Due to the increase of the capital reserves by DM 2,200,000.00 and the profit of DM 2,491,100.00 the shareholders' equity increased by DM 4,691,100.00 to DM 9,900,500.00. The shareholders' equity quota increased by 48.6 % to 96.6 %. The participations in and receivables from connected companies of DM 7,390,500 (72.1 %) - previously DM 7,456,500.00 (70.4 %) present the greatest share of the total assets.

IX. Presentation of the income situation

	2001 in TDM (DM in thousands)	as a %age of the balance sheet sum	2000 in TDM (DM in thousands)	as %age from previous year
Proceeds in interest	14.0	0.2	0.0	0.0
Interest expenditure	-0.9	0.0	-4.3	-0.3
Interest result	13.1	0.2	-4.3	-0.3
Profit transfer earnings	4,817.8	73.9	1,330.3	98.4
Earnings from capital participation	1,687.6	25.9	25.0	1.9
Financial result	6,518.5	100.00	1,351.0	100.0
Other income	271.0	4.1	0.0	0.0
Personnel costs	-33.6	-0.5	-31.6	-2.3
Other administration costs:	-230.9	-3.6	-124.7	-9.2
Other expenses	-54.2	-0.8	-59.2	-4.4
Operative result	6,470.8	99.2	1,135.5	84.1
Exceptional expenses				
Expenses for the procurement of capital	0.0	-0.1	-700.0	-51.8
Depreciation/guarantee Vision	-53.7	-0.9	-991.9	-73.4
Loan write-off	-3,150.0	-48.3	0.0	0.1
Pre-tax income	3,267.1	49.0	-556.4	-41.0
Tax on income	-719.5	-11.0	-80.9	-5.9
Other tax	-56.5	-0.9	0.0	0.1
Annual surplus/deficit	2,491.1	38.0	-637.3	-46.8

The major source of income was the profit transfer from the subsidiary HPM. In comparison to the previous year this has risen in 2001 by DM 362,200.00. However, it has to be taken into consideration that the profit transfer was increased by a statutory reserve withdrawal in HPM of DM 459,500.00. Without this reserve only an amount of DM 4,358,300.00 would have been transferred which is comparable to the amount of the previous year. The improved profit transfer is a result of an increase in the number of customers and the administrative potential of the subsidiary.

In addition to this a sales profit was made in 2001 due to the issue of shares for Vision@technologie AG.

Compared to the previous year administrative and other costs were higher, mainly due to consultancy expenses in the US.

A loan (DM 3,150,000.00 which was granted at the issue of a share at book value had to be written off in full as the value of the security (pledging of shares) was no longer valid.

Otherwise the result was no longer subject to substantial single effects (stock market floatation) as was still the case in the previous year.

Due to a change in corporation tax, especially for financial service companies, income tax amounted to 28.9 % of the annual surplus.

X. Duty of disclosure (section 16 PrüfbV)

The finance holding company has fulfilled its duty of disclosure for the most part with the exception of failure to meet deadlines.

No substantial violation of the (consolidated) duties of disclosure was noticed during the audit. The company presented the reportable facts in accordance with the monthly reporting ordinance (section 24 sub-section 3 a, and section 25 sub-section 2 KWG - German Banking Act).

An obligation of legal permission (section32 KWG) does not exist for the finance holding company. Its subordinate finance service institution (HPM) has fulfilled its legal duties of disclosure (section 32, section 64e KWG)

XI. Report on duties in accordance with the anti-money laundering law (section 17 PrüfbV)

The company has carried out the identification of the subscribers in lists during the raising of capital and examined their correctness based on personal identification documents. This obligation resulted from the fact that SEC information had to be presented for the purpose of listing of the shares.

Due to the size of the company it was not necessary to designate a law enforcement agent for money laundering matters (section 14 sub-section 2 No. 2 GWG.

XII. Accounts and investments, non-commercial institutions (sections 19 to 21 PrüfbV)

The company does not carry out any financial services. The securities and participations are accounted for completely in the assets.

XIII. Equity, consolidated equity, equity principle (sections 22 to 24 PrüfbV)

On section 22 PrüfbV

The capital resources of the company are composed as follows in accordance with KWG (German Banking Act):

Section 10 KWG Stated capital	31/12/2001 DM	21/31/2000 DM
Share capital (EUR 750,000.00)		
See section 2a p.1	7,125,000.00	4,625,000,00
Intangible assets		
See section 2a p. 2	0.00	0.00
	7,125,000.00	4,625,000.00
Non-stated capital	0.00	0.00
Net profits/floating subordinated liabilities	0.00	0.00
Liable capital	7,125,000.00	4,625,000.00

For reasons of simplification the company has not included non-stated capital and liable capital.

As a finance holding company DBH is not subject to statutory reports according to principle I of the German Banking Act. As DBH is not an institution as stated in section 1 sub-section 1b KWG (German Banking Act), DBH has no duty to report in accordance with section 10 KWG. For this reason, too, the company is not subject to regularly statutory reporting under principle I of the German Banking Act.

The capital resources of the company have increased during the business year as the issue of ADR share certificates could be concluded and the premium could be transferred to the capital reserves.

Equity elements in accordance with sections 22 sub-section 2 to 4 PrüfbV were not in existence on the closing date or during the business year.

The conditions set in section 10 sub-section 9 and section 64e sub-section 3 clause 2 and 3 KWG were met according to the following calculation:

	31/12/2001 DM	21/31/2000 DM
General administration cost prev. year	156,248,00	147,895.00
Depreciations prev. year	0.00	0.00
total	156,248.00	147,895.00
1/4 hereof	-390.62	-36,973.75
current equity	7,125,062.00	4,625,000.00
Surplus cover of operating expenditure	7,085,938.00	4,588,026.25

The equity position of DBH is sound and adequate for the business activities of the company.

On section 23 PrüfbV

As a subordinate company (finance holding company) the company is not obligated to the consolidation of equity in accordance with section 10a KWG. DBH is included in the equity consolidation of the company as a subordinate undertaking in accordance with section 10a sub-section 2 clause 2 KWG (German Banking Act).

Consolidated equity in accordance with section 10a KWG of the finance holding group

	DBH DM	HPM DM	31/12/2001 consolidated DM	31/12/2000 consolidated DM
Paid-in stated capital incl. capital reserve	7,125,100.00	1,466,941.75		
Statutory reserves	0.00	250,151.53		
Own stocks and shares	0.00	-250,151.53		
Intangible assets	0.00	-46,278.00		
	7,125,100.00	1,420,663.75		
Stated capital (section 10a sub-section 1; section 10 clause 1 KWG)			8,545,763,75	6,038,704.75
Reductions in accordance with section 10a sub-section 6 p. 4 KWG				
Difference section 10a sub-section 6 p. 6 KWG	-2,941,941.75	1,466,941.75	-1,475,000.00	-1,475,000.00
Adjustment of difference in accordance with section 10a sub-section 6 p.7 KWG (participation since 1998) Total 6/10 or (prev. year 7/10)			885,000.00	1,032,500.00
Total reduction section 10 sub-section 6 no. 1a KWG			-590,000.00	-442,500.00
Consolidated equity			7,955,763.75	5,596,204.75

Equity equipment according to section 10 a Sub-section 1, section 10 sub-section 9 KWG

	DBH DM	HPM DM	31/12/2001 consolidated DM	31/12/2000 consolidated DM
General administration cost previous year	156,248.45	3,363,124.89	3,519,373.35	2,127,182.08
Depreciation	0.00	81,561.20	81,561.20	49,265.24
Total	156,248.45	3,444,686.09	3,600,934.55	2,176,447.32
¼ hereof			-900,233.64	-544,111.83
Consolidated equity			7,955,763.75	5,596,204.75
Surplus cover			7,055,530.11	5,052,092.92

The company is not subject to statutory reports under principle I of the German Banking Act.

The consolidated principle I ratio in accordance with section 2 sub-section 1 principle I is calculated as follows:

	Weighting In %	31/12/2001 gross mio. DM	31/12/2001 weighting mio. DM	31/12/2000 gross mio. DM	31/12/2000 weighting mio. DM
HPM		1.2		1.8	
DBH		0.0		0.0	
Consolidation		0.0		0.0	
Receivables non-commercial (customers)	**100 %**	**1.2**	**1.2**	**1.8**	**1.8**
HPM		0.6		0.8	
DBH		0.1		1.1	
Consolidation		0.0		0.0	
Financial institutions zone A+B	**20 %**	**0.7**	**0.1**	**1.9**	**0.4**
HPM		0.1		0.0	
DBH		0.0		0.0	
Consolidation		0.0		0.0	
Prepaid expenses	**50 %**	**0.1**	**0.1**	**0.0**	**0.0**
Balance			1.4		2.2

	Weighting In %	31/12/2001 gross mio. DM	31/12/2001 weighting mio. DM	31/12/2000 gross mio. DM	31/12/2000 weighting mio. DM
Balance			1.4		2.2
HPM		5.7		7.5	
DBH		4.1		5.3	
Consolidation		-1.5		-1.5	
Stocks, shares and non-fixed interest securities	**100 %**	**8.3**	**8.3**	**11.3**	**11.3**
HPM		0.5		0.4	
DBH		6.1		4.3	
Consolidation		-3.6		-2.9	
Other assets	**100 %**	**3.0**	**3.0**	**1.8**	**1.8**
A) Weighted risk assets			**12.7**		**15.3**
Shares / single items net		**Mio. DM**		**Mio. DM**	
HPM		1.50		3.30	
DBH		0.50		0.40	
Consolidated		2.00		3.70	
Equity market exposure	8 %		0.16		0.30
Shares / single items gross					
HPM		1.50		7.20	
DBH		0.50		0.40	
Consolidated		2.00		7.60	
Equity market exposure	2 %		0.04		0.15
B) Weighting amount for Shares / single items net			**0.20**		**0.45**
C) Obligatory inclusion total (A) + (12.5xB)			**15.2**		**20.9**
D=E Liable capital = equity eligible for inclusion			**8.0**		**5.6**
Q1) Capital ratio	In %		**62.99**		**36.60**
Q2) Total ratio	In %		**52.63**		**26.76**

As net profits and floating subordinated liabilities of the company are not taken into account, no calculation was made for the ratio in accordance with section 2 sub-section 3 p. 3 principle I.

The group does has not set up separate risk models. The group calculates the ratio in accordance with section 2 sub-section 1 principle 1 once a month. A drop below the 8 % limit is prevented by the daily calculation of the trading for own account potential in the Pershing accounts of HPM. We have taken a look into the methods of HPM and the functionality of the Bloomberg Trading System.

The consolidated equity of the group is sound.

On section 24 PrüfbV

The company is not subject to statutory reports under the principlee I of the German Banking Act.

The principle I ratio in accordance with section 2 sub-section 1 principle I is calculated as follows:

	Weighting In %	31/12/2001 gross mio. DM	31/12/2001 weighting mio. DM	31/12/2000 gross mio. DM	31/12/2000 weighting mio. DM
Financial institutions zone A+B	20 %	50.10	10	1,124.90	225
Stocks, shares and non-fixed interest securities	100 %	4,103.70	4,104	5,335.80	5,336
Other assets	100 %	6,099.00	6,099	4,263.80	4,264
A) Weighted risk assets			**10,213**		**9,825**
		DM		**DM**	
Shares single item net		**489.00**		**404.30**	
Partial weighting amount for general equity market exposure	8 %		39		32
Shares single items gross		**489.00**		**404.30**	
Partial weighting amount for special equity market exposure	2 %		10		8
B) Weighting amount for share single item net			**49**		**40**
C) Obligatory inclusion total (A) + (12.5xB)			**10,826**		**10,325**
D=E Liable capital = equity eligible for inclusion			**7,125**		**4,625**
Q1) Capital ratio	In %		**69.76**		**47.07**
Q2) Total ratio	In %		**65.82**		**44.79**

As net profits and floating subordinated liabilities of the company are not taken into account, no calculation was made for the ratio in accordance with section 2 sub-section 3 p. 3 principle I.

The group does has not set up separate risk models. The ratio Q1 and Q2 are in compliance with principle I. Apart from the simplified rules mentioned above the company has not made use of any other rights of election. A presentation of measures in accordance with section 24 section 1 p. 7 PrüfbV is therefore not required.

XIV. Provisions for risks (section 25 PrüfvB)

The risks from the joint venture investment is taken into account with appropriate equity equipment. For the risks from the participation in subsidiary Vision, the appropriate reserves and value adjustments were carried out in the annual financial statements of HPM and DBH.

XV. Liquidity (section 26 PrüfbV)

State of Liquidity:

	31/12/2001 in TDM (DM in thousands)	in %	31/12/2000 in TDM (DM in thousands)	in %
In short-term debts (other liabilities, short-term reserves) of	-340.3	100.00	-5,508.1	100.00
liquid available funds (primary liquidity) (cash assets, cash in bank, security account, outstanding deposits)	539.1	158.4	2,233.5	40.5
there is an shortage / surplus of cover	198.8	-58.4	-3,274.6	59.5
in the inclusion of liquid funds (secondary liquidity) (receivables including connected enterprises)	6,099.0		3,963.8	72.0
there is a surplus of cover of	6,297.8		689.2	12.5

Improvement of liquidity: DM 5,608,600.00

The improvement of liquidity is mainly due to the annual surplus and the increase of capital reserves.

Calculation using the principle II method:

	31/12/2001 TDM (in thousands)	31/12/2000 TDM (in thousands)
Money market funds	0.0	404.3
Holdings of listed securities (90 %)	440.1	1,601.3
Receivables from banks	50.1	1,124.9
Daily receivables from connected Companies	3,634.5	2,323.2
A) Cash operating surplus total	4,124.7	5,453.7
Payables to banks	0.0	0.0
Other payment commitments	230.3	246.0
Provisions for operating expenses	50.0	30.0
B) Payment commitments total	340.3	276.0
C) Matching maturities (A) – (B)	3,784.4	3,784.4
D) Positive mismatches (A) > (B)	3,784.4	3,784.4
E) Adjusted matching maturities	subject to change	subject to change
F) Liquidity ratio	12.12	19.76

Principle II demands a liquidity ratio of 1.0 which is considerably exceeded by the company.

To give further details on the state of liquidity, the balance sheet figures are shown in the form of a flow-of-funds analysis. For this the same summaries as for the presentation of the financial situation have been applied.

		TDM (in thousands)
Annual surplus		2,491.1
Depreciation financial assets		53.8
Increase of long-term provisions		5.0
Cash Flow (interim balance)		2,549.0
Increase of other assets	-	2,135.2
Decrease of other payables	-	5,167.8
Inflow/outflow current business operations	-	7,303.0
Payments for investments in financial assets	-	2,042.8
Disposals of assets at booking value		3,221.1
Inflow/outflow investment transactions		1,178.3
Payments from capital increases/contributions		2,200.0
Payment outstanding contribution		300.0
Inflow/outflow financing operations		2,500.0
Payment-related change of cash operating surplus	-	1,074.8
Cash operating surplus 01/01/2001		1,124.9
Cash operating surplus 31/12/2001		50.1

XVI. Money-lending business (sections 28, 54, 55 PrüfbV)

Apart from a loan agreement the company did not carry out any lending business transactions in 2001. The agreement served to provide cover for an investment (sale of ALS). Current receivables and payables are restricted to connected companies as well as to future shareholders. In addition to this there are claims to excess tax payments for the current assessment period.

The financial assets were valued at the lowest permissible tax rate, and as long as depreciation in value, written off at a reminder value. Further financial risks (letter or comfort) are covered by reserves or taken into consideration in the accounts for the subsidiary HPM.

The securities are shown in the assets at their initial cost or at a lower market price on reporting date. As per December 31, 2001 there was no price reserve. A risk of loss is not recognisable.

XVII. Key notes on the annual financial statement of December 31, 2001

The company, as a finance holding company is to be treated as a large corporation in accordance to the regulations in the German Commercial Code (section 240 ff HGB). The annual financial statement of December 31, 2001 was calculated according to legal regulations.

The assets and liabilities items are properly substantiated.

The valuation principles according German commercial code valid for corporations were heeded in consideration of continuation of business activities. All existing risks on the key date for the balance sheet, as far as they were discernible in the draught of the annual financial statement, are accounted for by the formation of sufficient reserves and value adjustments. The applied valuation methods from the previous annual financial statement were maintained. The accounting and valuation methods are stated in the enclosure.

The classification rules of the German Commercial Code and HG and RechKredV – (ordinance on accounting in banks and financial institutions) were followed.

The annual financial statement presents a true and fair view of the assets and liabilities, financial position and profit or loss.

We have presented the individual items of the annual financial statement in detail in the explanatory notes (Enclosure 7)

The enclosures and status report enclosed in this report as enclosure 4 and enclosure 5 contain the prescribed information on the individual items of the annual financial statement and correctly and entirely present any other obligatory information.

XVIII. Auditor's opinion (section 18 PrüfbV)

The representatives willingly provided all explanations and evidence. The completeness of the information, as well as the completeness of the accounting were confirmed.

In accordance with the closing result of our dutiful audit, there were no objections to be raised against the accounting and the annual financial statement. Assets and liabilities, financial position and profit or loss are well structured. Unfavourable changes in assets and liabilities, financial position and profit or loss in the previous year, as well as substantial damage impairments after the key date for the balance sheet were not stated to us aside from the specified facts.

The organisation of accounting as well as the services provided by external service agents meet the requirements for operating a business. Obligations in accordance with the German anti-money laundering law were observed. Internal auditing is not established due to the size of the business. The internal controlling measures are orientated towards the size of the company.

The enclosure and the status report basically comply with the legal requirements and explain the balance sheet items , the profit/loss account and the economic situation accurately. The status report presents an accurate view of assets, liabilities, financial position and profit/ loss of the company.

We did not determine any facts that can hinder the existence of the finance holding company or could substantially impair its development. Substantial violations of the law and the article of association by the managing director are not known to us.

We grant DBH Deutsche Beteiligungs Holding AG, principal place of business in Düsseldorf the following auditor's opinion for the annual financial statement, enclosed as enclosure 1 to 4, as well as status report.

We have audited the annual financial statement, including the accounting of the DBH Deutsche Beteiligungs Holding AG, Düsseldorf and its report on the status of the Company for the business year of 01/01/ to 31/12/2001. The legal representative of the Company is responsible for preparing these documents in conformity with the German regulations on commercial law and the supplementary regulations in the articles of association. On the basis of the audit carried out by us, it is our task to form an opinion on the annual statement, thereby including the accounting and the report on the situation of the Company.

"We have carried out our audit of the annual financial statement in accordance with section 317 HGB (German Commercial Code) and in compliance with the principles of sound auditing practice determined by the Institut der Wirtschaftsprüfer (IDW) (Association of Auditors). This requires that the audit is to be planned and prepared such that any errors and infringements considerably affecting the presentation of the picture of the assets, the financial situation and the situation of the earnings and profits conveyed by the annual financial statement in compliance with the principles of sound accounting practice and by the status report of the Company, are detected with adequate certainty. When determining the auditing procedure, knowledge of the business activity and the economic and legal situation of the Company, as well as the likelihood of possible errors are taken into consideration. For the purposes of the audit, the efficacy of the internal controlling system and evidence supporting the data in the accounting, in the annual financial statement and in the status report of the Company are mainly assessed by sample checking. The audit comprises the assessment of the accounting principles applied and the main assessments by the legal representatives, as well as the appraisal of the overall presentation of the annual financial statement and the status report on the Company. We are of the opinion, that our audit constitutes a sufficiently sound basis for our judgement.

Our audit has not given rise to any objections.

It is our conviction that the annual financial statement conveys a fair picture of the assets, financial situation and situation of the earnings and profits of the Company in conformity with the principles of sound accounting. The status report on the Company conveys an overall fair view of the position of the Company and presents the risks of its future development in an appropriate manner.

N e u s s , May 31, 2002-09-30

Dr. Glade,
König und Partner GmbH
Qualified Auditors - Tax consultants

(Signature)
(Dr. Hans-Joachim Glade)
Auditor

SEAL
Qualified Auditors
Dr. Glade, König und Partner GmbH
Qualified Auditors - Tax consultants
Neuss

Annual Financial Statements for year ended 31/12/2000

DBH Deutsche Beteiligungs Holding AG, Düsseldorf

Enclosure 1 Page 1

	Assets	DM	31/12/2001 DM	31/12/2000 DM in thousands
1	Cash reserves			
	a) cash assets	0.00		0.0
	b) central bank balances	0.00		0.0
	hereof with Deutsche Bundesbank DM 0.0			
	c) postal giro account balances	0.00		0.0
			0.00	0.0
2	Public sector debt instruments and bills of exchange accepted for refinancing by central banks			
	a) treasury bills and treasury discount notes or similar public sector instruments, hereof with Deutsche Bundesbank refinancible DM 0.0	0.00		0.0
	b) bills of exchange	0.00		0.0
	hereof with Deutsche Bundesbank refinancible DM 0.0		0.00	0.0
3	Receivables from banks			
	a) due daily	50,091.43		0.0
	b) other receivables	0.00		1,124.9
			50,091.43	
				1,124.9
4	Receivables from clients hereof: secured by a charge over property DM 0.0, public sector loans DM 0.0		0.00	0.0
5	Bonds and other fixed income securities			
	a) money market securities			
	aa) from public sector issuers	0.00		0.0
	hereof qualifying as security at the Deutsche Bundesbank DM 0.00			
	ab) from other issuers	0.00		0.0
	hereof qualifying as security at the Deutsche Bundesbank DM 0.00	0.00		0.0
	b) loans and bonds			
	ba) from public sector issuers			
	hereof qualifying as security at the Deutsche Bundesbank DM 0.00	0.00		0.0
	bb) from other issuers			
	hereof qualifying as security at the Deutsche Bundesbank DM 0.00	0.00		0.0
	c) own bonds: nominal amount DM 0.00	0.00		0.0
			0.00	0.0
6	Shares and other non-fixed-income securities		488.957.50	404.3
7	Investments			
	hereof in financial institutions DM 0.0			
	in financial services companies DM 0.0		222,818.94	1,539.6
8	Investments in subsidiaries			
	hereof in financial institutions DM 0.0			
	in financial services companies DM 2,941,941.75		3,391,942.75	3,391.9
	previous year DM 2,941,900.00)			
9	Trust assets		0.00	0.0
	hereof trustee loans DM 0.0			
10	Equalisation claims against the public sector including bonds from		0.00	0.0
11	Intangible assets		0.00	0.0
12	Tangible assets		0.00	0.0
13	Outstanding contributions to capital stock			
	Claimed hereof: DM 0.0 previous year DM 3 00.000)		300,000.00	0.0
14	Own stocks and shares (of parent company)		0.00	0.0
	Nominal amount/if necessary arithmetic amount DM 0.0			
15	Other assets		6,099,012.00	3,963.8
16	Prepaid expenses		0.00	0.0
17	Deficit not covered by shareholders' equity		0.00	0.0
Assets Total			**10,252,822.62**	**10,724.5**

[redacted]

Annual Financial Statements for year ended 31/12/2001

DBH Deutsche Beteiligungs Holding AG, Düsseldorf

Enclosure 1 Page 2

	Liabilities and shareholders' equity	DM	31/12/2001 DM	31/12/2000 DM in thousands
1	Loans from banks			
	a) due daily	0.00		0.0
	b) with agreed period of notice or validity	0.00		0.0
			0.00	0.0
2	Liabilities to clients			
	a) savings deposits			
	aa) with agreed period of notice of 3 months	0.00		0.0
	ab) with agreed period of notice of more than 3 months	0.00		0.0
		0.00		0.0
	b) other liabilities			
	ba) due daily	0.00		0.0
	bb) with agreed period of notice or validity	0.00		0.0
			0.00	0.0
			0.00	0.0
3	Certified liabilities			
	a) issued bonds	0.00		0.0
	b) other issued liabilities	0.00		0.0
	hereof money market securities DM 0.0		0.00	0.0
	own acceptances and bank promissory notes outstanding DM 0.00			
4	Trust liabilities			
	Hereof trustee loans DM 0.0		0.00	0.0
5	Other liabilities		290,282.21	5,207.1
6	Prepaid income		0.00	0.0
7	Accruals			
	a) accruals for pensions plans and similar commitments	12,033.00		7.0
	b) accruals for tax	0.00		0.0
	c) other accrued liabilities	50,000.00		301.0
			62,033.00	308.0
8	Special items with contingency share		0.00	0.0
9	Secondary liabilities		0.00	0.0
10	Profit sharing rights outstanding		0.00	0.0
	Hereof due within the next 2 years DM 0.0			
11	Funds for general banking risks		0.00	0.0
12	Shareholders' equity			
	a) paid-in capital	2,300,000.00		2,300.00
	b) additional paid-in capital	4,825,000.00		2,625.0
	c) retained earnings			
	ca) legal reserve	0.00		0.0
	cb) own holdings reserve (holdings in parent company)	0.00		0.0
	cc) statutory reserves	0.00		0.0
	cd) other reserves	0.00		0.0
		0.00		0.0
	d) net income/net loss for the year	2,775,507.41		284.4
			9,900,507.41	5,209.4
	Total shareholders' equity and liability		**10,252,822.62**	**10,724.5**
1	Contingent liabilities			
	a) contingent liabilities from transferred discounted bills of exchange	0.00		0.0
	b) liabilities from guarantee commitments and warrantee agreements	0.00		0.0
	c) liabilities from collateral for third party liabilities	0.00		0.0
			0.00	0.0
	Other liabilities			
	a) reverse purchase agreements	0.00		0.00
	b) placement and underwriting commitments	0.00		0.0
	c) irrevocable loan commitments	0.00		0.0
			0.00	0.0

Annual Financial Statements for year ended 31/12/2000

DBH Deutsche Beteiligungs Holding AG, Düsseldorf

Enclosure 2

[redacted]

Statements of income

		DM	31/12/2001 DM	31/12/2000 DM in thousands
1	Interest income from			
	a) lending and money market business	14,001.66		0.0
	b) fixed interest and book entry securities	0.00		0.0
			14,001.66	0.0
2	Interest expenditure		858.77	4.3
3	Current income from			
	a) shares and other non-fixed income securities	0.00		25.0
	b) investments	0.00		0.0
	c) investments in subsidiaries	1,687,605.62		0.0
			1,687,605.62	25.0
4	Income from profit pools, profit transfer or partial profit transfer agreements		4,817,827.36	1,330.3
5	Commission income	0.00		0.0
6	Commission expenditure	0.00		0.0
			0.00	0.0
7	*Financial operations: net income or net expenditure*			
	a) income from financial operations	0.00		0.0
	b) financial operations expenditure	0.00		0.0
			0.00	0.0
8	Other business operations		271,000.00	0.0
9	Special items with contingency share		0.00	0.0
10	General administration costs			
	a) personnel costs			
	aa) wages and salaries	28,601.47		29.2
	ab) statutory social welfare contributions and expenses for optional support payments and pension plans	5,000.00		2.4
	hereof for pensions plans DM 5,000.00 (previous year DM 2.400.00)	33,601.47		31.6
	b) other administration costs	230,928.46		124.7
			264,529.93	156.3
11	Depreciation and value adjustments of intangible and tangible assets		0.00	0.0
12	Other expenditure for business operations		54,221.94	759.2
13	Depreciation and value adjustments of receivables and certain securities, and transfer to accruals of lending operations	3,149,999.00		0.0
14	Income from appreciation of receivables and certain securities, and writing back provisions in lending operations	0.00		0.0
			-3,149,999.00	0.0
15	Depreciation and value adjustment of investments, investments in subsidiaries and securities treated as fixed assets	53,785.33		991.9
16	Income from appreciation of investments, investments in subsidiaries and securities treated as fixed assets	0.00		0.0
			- 53,785.33	-991.9
17	Expenditure from loss take-over		0.00	0.0
18	Transfer to special items with contingency share		0.00	0.0
19	Income from ordinary activities before income tax		3,267,039.67	-556.40
20	Extraordinary income	0.00		0.0
21	Extraordinary expenses	0.00		0.0
22	Extraordinary items before tax		0.00	0.0
23	Tax on income from ordinary activities	719,450.92		80.9
24	Other tax unless stated in item 12	56,523.44		0.0
			775,974.36	80.9
25	Transferred profits arising from profit pools in accordance with a profit or partial profit transferring agreement		0.00	0.0
26	Net income		2,491,065.31	-637.3
27	Balance brought forward from prior year		284,442.10	921.7
28	Drawings on capital reserve		0.00	0.0
29	Drawings on retained earnings			
	a) on security reserve	0.00		0.0
	b) on other reserves	0.00		0.0
			0.00	0.0
30	Transfer to retained earnings			

	a) to security reserves	0.00		0.0
	b) to other reserves	0.00		0.0
			0.00	0.0
31	Net income for the year		2,775,507.41	284.4

Enclosure No. 3 Page 1

Enclosure for the Business Year 2000

Accounting, evaluation principles

The company is a financial holding company in accordance with section 1, sub-section 3a KWG (German Banking Law). It is therefore subject to the principles established in the statutory accounting requirements for financial services companies (RechKredV (Ordinance regulating The Preparation of Year-end Statements of Financial Services Companies and Banks)). For this reason the company has to prepare its annual financial statements based on forms 1 and 3 RechKredV and not pursuant to section 266 HGB and section 275 HGB (German Commercial Code).

Receivables from banks are stated at nominal value.

Assets were valued at nominal amounts.

Shares and other non-fixed-income securities were valued applying the lower of cost or market principle. .

Loans from banks and other liabilities are reported at the repayable amount. The accruals are set at a level that gives full consideration to possible risks.

Currency conversions on the assets side were made according to the lower of cost or market, and on the liabilities side according to the highest valuation; reporting date rate for 1 USD was DM 2,1956.

Forms 1 and 3 RechKredV are based on the structure of annual financial statements in accordance with section 266 HGB and section 275 HGB.

Notes on the balance sheet

The other receivables from banks are receivables that are allotted in full to the bank balance at the Commerzbank Aktiengesellschaft, Düsseldorf.

Investments in affiliated companies consist of:

100 % shareholding in HPM Portfolio Management GmbH, Düsseldorf at a value of DM 2,941,941.75

80 % shareholding in ekip.de AG, Düsseldorf at a value of DM 450,000.00

51 % shareholding in Vision @ Technologie AG, Düsseldorf at a value of DM 1.00

Due to ongoing problems with the operative business strategy and the continuing stock market floatation the investment in Vision @ Technologie AG had to be written off completely.
All previously mentioned companies are included in the consolidated financial statements.

The total investment in the following companies amounts to:

2.33 %	shareholding in Innovativ AG, München at a value of	DM 222,817.94
3 %	foreign shareholding in Sitebuilder, Washington D.C., USA at a value of	DM 1.00

The shareholding in ALS – advanced logistic systems AG was abandoned and sold. As no current income figures are available for ALS AG and credit information supplied by the managing board, and the majority shareholder as well as the company, give reasons for serious concern the loan of 3,499,999.00 DM was depreciated to DM 1.00.

The remaining assets contain amongst others receivables of DM 3,634,500.00 (previous year DM 2,615,000.00) from HPM Portfolio Management GmbH, Düsseldorf as well as claims for tax refunds of DM 2,323,100.00 (corporation tax and solidarity contributions of DM 1,316,200.00, trade tax of DM 277,400.00 and value-added tax of DM 729,500.00).

The share of receivables from the subsidiary Vision @ Technologie AG, Düsseldorf amounts to DM 141,200.00.

Notes on statements of income

Income was mainly achieved from the profit transfer from the subsidiary HPM Portfolio Management GmbH, Düsseldorf.

The item other administration costs contains primarily expenditure for personnel, office space, advertising, servicing and repairs/maintenance.

Any other operating costs refer primarily to costs related to the stock exchange listing in the US.

Assumption of liabilities

The company, together with the subsidiary HPM Portfolio Management GmbH which is supporting its own issue, will assume full responsibility for liabilities not covered by own funds of the subsidiary Vision @ Technologie up to a maximum of DM 1,000,000.00 if the planned issue of ADR should prove a failure. This assumption of liability is limited to June 30, 2002 and shall not be renewed as the shares have meanwhile been issued.

Other details

Chief executive: Henry Littig, Kaufmann, Haan
(detail does not apply in accordance with section 285, no. 9, section 286, sub section 4 HGB)

Supervisory board: Daniel Hoenings, chairman
Dr. Ingrid Siegmund-Rux, deputy chairman
Günter Trautmann
(total salary 2000: DM 6,000)

Appropriation of profit: After consultation with the supervisory board the chief executive has proposed to use as a revenue reserve the amount of DM 1,875,000.00 and to carry forward the amount of 900,507.41 out of the net income for the year of DM 2,775,507.41 (composed of profit brought forward of DM 284,442.10 and a net profit for the year of DM 2,491,065.31).

Düsseldorf, March 30, 2002
modified April 10, 2002

(DBH Deutsche Beteiligungs Holding AG)
(Henry Littig)

DBH Deutsche Beteiligungs Holding AG,
Düsseldorf

Development of investments on Dec 31, 2001

	Value 1/1/00 DM	Purchase costs Additions DM	Disposals DM	Value 31/12/01 DM	Value 1/1/01 DM	Additions DM	Depre-ciation Dis-posals DM	Depreciatic Business D
1. Investments								
shares and other non-fixed income securities HPM SICAV Time Global Plus	404,288.84	488,957.50	404,288.84	488.957.50	0.00	0.00	0.00	0.0
2. Shareholdings								
a)ALS-advanced logistic systems Berlin (0%, 2000 6.84 %)	1,3000,000.00	1,5000,000.00	2,800,000.00	0.00	0.00	0.00	0.00	(0.0
b) Innovativa Kapital AG, München (2,33 %)	239,589.18	-16,771.24	0.00	222,817.94	0.00	0.00	0.00	(0.0
c) Sitebuilder.com, Washington D.C. USA (3 %)	115,561.56	0.00	0.00	115,561.56	115,560.56	0.00	0.00	(0.0
Total	1,655,150.74	1,483,228.76	2,800,000.00	338.379.50	115,560.56	0.00	0.00	(0.0
3. Investments in affiliated companies								
a) HPM Portfolio Management GmbH, Düsseldorf (100%)	2,941,941.75	0.00	0.00	2,941,941.75	0.00	0.00	0.00	(0.0
b) Vision @Technologie AG Düsseldorf (51 %, 2000 80%)	605,362.16	53,785.33	314,017.49	345,130.00	605,361.16	53,785.33	314,017.49	(53,785.3
c) Ekip.de AG, Düsseldorf (80 %)	450,000.00	0.00	0.00	450,000.00	0.00	0.00	0.00	(0.0
Total	3,997,303.91	53,759.33	314,017.49	3,737,071.75	605,361.16	53,785.33	314,017.49	(53,785.3
Total	6,056,743.49	2,025,971.59	3,518,306.33	4,564,408.75	720,921.72	53,785.33	314,017.49	(53,785.3

Status report for the business year 2001

1. Overview

Deutsche Beteiligungs Holding AG (DBH) in Düsseldorf holds at present a 100 % of the shares of HPM Portfolio Management GmbH (HPM), Düsseldorf, 51 % of Vision @ Technologie AG, Düsseldorf and of ekip.de AG, Düsseldorf as well as a minority interest in suitbuilder.com, US and Innovativ Capital AG, München.

2. Risks of development in the future

The major risks are entirely due to the shareholdings and include the following:

2.1 Internal risk: **Investment in HPM GmbH**

2.1.1 Dependence on markets and competition

At present the 100 % subsidiary HPM GmbH is the most active branch of DBH AG. Its market is divided into two parts: the first market (FRG), where HPM GmbH acquires its customers, and the second market (USA), where the customers of HPM GmbH are active. Both markets create a strong dependence for HPM GmbH. Should, for instance, a drastic deterioration of the economic situation in Germany come about, or should a general dislike for US securities trading develop, or should, in the future, the legal framework for financial services companies in general, or in particular for HPM GmbH, develop to its disadvantage in view of the KWG amendment, or should the conditions of competition become fiercer, the HPM GmbH would experience a negative influence on its turnover and earnings position. In the second market the company is essentially dependent on the overall situation of the world stock market in general, and the US stock market in particular. Although HPM GmbH offers concepts which allow taking advantage of dropping market values, this does not mean that a continuing interest in HPM GmbH products can at all times be sustained during a drop of stock prices. In addition to this, fluctuations of exchange rates at the foreign exchange markets in general, and the change of DM/EURO -US Dollar parity in particular, might lead to a slackening of interest in HPM GmbH products.

The set-up of the marketing structure and administration of the fund "Timing Global Plus" bears almost the same intrinsic risks, that is, the interest in the aforesaid fund is dependent on the development of the fund as well as the investment management performance of the appointed subsidiary HPM.

2.1.2. Dependence on persons

Any company such as DBH AG which demands wide expertise, and intensive personal commitment, of its employees is highly dependent on existing and future employees, and also the employees of its subsidiaries. The loss of all, or some employees, can only

Enclosure 4 Page 2

be compensated at high additional cost and would involve, at least in the short-term, quality impairments.

A termination of contract between HPM and the Clearing Partner Pershing Inc, for whatever reason, would, at least in the short-term, result in an increase of labour and costs leading to a possible deterioration of the earnings position. If, after such a termination of contract, it should proof impossible to find another US depository bank for co-operation, even the continued existence of the US business might be in question, and the business core of HPM GmbH might be in danger. There are no indications as to a termination of agreement by HPM GmbH or Pershing Inc. respectively.

The marketing of the fund is equally dependent on the executing DZI Bank in Luxemburg. In addition to this the development of a broad sales structure will result in a high risk of damages to the fund's profile based on the increased number of sales partners and the related low product identification of the sales partners. So far there have been no signs of the previously mentioned risks.

2.1.3. Dependence on products/concepts/press/data

The success of HPM GmbH is dependent on the success of its products/concepts. The present success on the market is essentially a result of the innovative features of HPM GmbH products. If HPM GmbH can continue to launch innovative concepts on the market, business success for HPM GmbH will be certain, or may even be expanded. The success of HPM GmbH is therefore particularly dependent on the pooled knowledge and experience of its employees; and cannot be judged on the merits of its material values. If other companies were to copy HPM GmbH's products/concepts in the future and enter into direct competition with HPM GmbH, the company's development might suffer. In addition to this, companies like HPM GmbH are judged first and foremost by the monetary performance for its customers. If HPM GmbH were to be unsuccessful in satisfying its customers in the future, this would most likely have a negative effect on future business developments. Businesses like HPM GmbH are highly dependent on press releases. Although press releases on HPM GmbH have, so far, been (to a greater part) positive, a justified, or unjustified, negative press release may have a considerable negative effect on business developments. On top of this a loss of customer data, for instance, could have detrimental effects on the development of HPM GmbH.

2.2. Internal risks: Investment in Vision @ Technologie AG

The ADR were converted into registered shares and issued. The next step is to establish a co-operation with one or more market makers and to seek a quotation.

2.2.1. Dependence on markets and competition

The success of the 51 % subsidiary Vision @ Technologie AG is to a high degree dependent on the development of emerging markets. It has become obvious that the initial key client strategy, that is, the concentration of sales activities on potential major customers did not bring about a success reflecting the time spent on planning. A major reason for this is the lengthy and complex decision making process typical of large companies which is preceding any extensive investments. The Vision @ Technologie AG has expanded its range of goods and services. While in the past marketing and canvassing of customers was concentrated on the marketing of the platform "MiniRom", the company now offers services as a competent e-marketing tool provider. Besides the classical MiniRom the company now acts as a distributor for all digital data carriers. In conjunction with two leading companies the Vision @ Technology AG is about to launch an additional innovative product. This product is a type of software which, based on a CD and an integrated chip, combines various functions.

The readiness of companies to make use of the offered range of products by Vision @ Technologie has a strong influence on the company's prospects. The structures of the market environment are changing on a daily basis, and any forecast of future developments tends to be uncertain. Technical progress could provide media and applications that might have a detrimental effect on the product markets of Vision @ Technologie AG.

2.2.2. Dependence on persons

Although on a smaller scale, dependences are of the same kind as those of HPM.

2.2.3. Dependence on products and patents

The success of Vision @ Technologie AG is dependent on the success of its products. The market success of Vision @ Technologie AG products is essentially dependent on their innovative features and fast marketing. If Vision @ Technologie AG can continue to launch innovative concepts on the market, business success for Vision @ Technologie AG will be certain, or may even be expanded. The success of Vision @ Technologie AG is therefore particularly dependent on the pooled knowledge and experience of its employees, and cannot be judged on the merits of its material values. If other companies were to copy Vision @ Technologie AG's products/concepts in the future and enter into direct competition with Vision @ Technologie AG the company's development might suffer. The delay of a market launch, expenditure for legal proceedings as well as lost market shares may impair the income of Vision @ Technologie AG or, at the worst, even prevent the continuation of business activities.

2.3. Internal risks: Investment in **ekip.de AG**

2.3.1. Dependence on markets and competition

The marketing of the stock market newsletter called "Watch" is at the core of ekip.de AG's sphere of activity. The newsletter is supposed to be self-financing with the help of income from advertisements. These, again, are dependent on the number of readers. The more readers the newsletter can attract the higher the income from advertisements.

This results in two core spheres of activity for ekip.de AG, namely the canvassing of customers and the canvassing of advertisers.

The canvassing of customers is supported by the public interest in the topics covered by the newsletter. At times of a tail-off in the pace of economic activity, and increasing pessimism with respect to the New Market in Germany, or the NASDAQ in the USA, respectively, the interest in the financial markets decreases, especially as many investors suffered from heavy losses in the last year.
This type of environment makes it hard to win new customers.

Canvassing for advertisers proved equally difficult during the past year as the public's diminishing interest in the stock market goes hand in hand with a decreasing interest in the advertising sector of this advertising platform.

Apart from these core activities, ekip.de AG was also involved in the raising of venture capital for new companies by drawing up business plans, equity stories and doing research.

2.3.2. Dependence on persons

The nature of a business like ekip.de AG requires the services of an author for the writing of newsletters, business plans, equity stories and doing research. The partial, or total loss of this author might therefore lead to quality impairments in the drawing up, and posting of the newsletter and, at the worst, would cause a drop in revenue. Should it proof impossible, after the loss of the author, to find a new partner, even the continued existence of the core business could be endangered.

2.3.3. Dependence on products

ekip.de AG is operating exclusively as a service company and is subject to the risks stated above.

2.4. Internal risks: minority interest in **Innovativ Capital AG**

This investment in a venture capital company is expected to provide income in the future. The risk involved does not exceed the investment's book value. Additional funding is not part of the contract.

3. **Business development**

Income development

DBH obtained income mainly from the profit transfer (DM 4,817.800.00) of the subsidiary HPM Portfolio Management GmbH, Düsseldorf in accordance with the affiliation agreement.

Not taking into account tax expenditure and extraordinary costs the annual income from ordinary business activities amounted to DM 3,267,000.00.

Out of the net income for the year of DM 3,664,700.00 an amount of DM 1,870,000.00 is transferred to revenue reserves and the remaining amount of DM 789,700.00 is carried forward.

b) Investment and financing sector

As before, there will be no need for loans. Financing will be made available, as in the past, from the high, re-invested profits and internal resources. In addition to this the capital increase has provided a further strengthening of the financial cover.

c) Important events during the business year

The increased capital of capital increase in the middle of the year 2000 as well as the transfer of the capital reserves in form of premiums became available to the company after completion of the issue of ADR share certificates to the subscribers.

4. **Status of the company**

Accountable events of special importance have not taken place after the reporting date.

Düsseldorf, March 30, 2002

(DBH Deutsche Beteiligungs Holding AG, Chief Executive).

Enclosure 5

Auditor's opinion

Our auditor's opinion is as follows:

We have audited the annual financial statement, including the accounting of the DBH Deutsche Beteiligungs Holding AG, Düsseldorf and its report on the status of the Company for the business year of 01.01. to 31.12.2001. The legal representative of the Company is responsible for preparing these documents in conformity with the German regulations on commercial law and the supplementary regulations in the articles of association. On the basis of the audit carried out by us, it is our task to form an opinion on the annual statement, thereby including the accounting and the report on the situation of the Company.

We have carried out our audit of the annual financial statement in accordance with section 317 HGB (German Commercial Law) in compliance with the principles of sound auditing practice determined by the Institut der Wirtschaftsprüfer (IDW) (Association of Auditors). This requires that the audit is to be planned and prepared such that any errors and infringements considerably affecting the presentation of the picture of the assets, the financial situation and the situation of the earnings and profits conveyed by the annual financial statement in compliance with the principles of sound accounting practice and by the status report of the Company, are detected with adequate certainty. When determining the auditing procedure, knowledge of the business activity and the economic and legal situation of the Company, as well as the likelihood of possible errors are taken into consideration. For the purposes of the audit, the efficacy of the internal controlling system and evidence supporting the data in the accounting, in the annual financial statement and in the status report of the Company are mainly assessed by sample checking. The audit comprises the assessment of the accounting principles applied and the main assessments by the legal representatives, as well as the appraisal of the overall presentation of the annual financial statement and the status report on the Company. We are of the opinion, that our audit constitutes a sufficiently sound basis for our judgement.

Our audit has not given rise to any objections.

It is our conviction that the annual financial statement conveys a fair picture of the assets, financial situation and situation of the earnings and profits of the Company in conformity with the principles of sound accounting. The status report on the Company conveys an overall fair view of the position of the Company and presents the risks of its future development in an appropriate manner.

N e u s s , May 31, 2002

SEAL
Qualified Auditors
Dr. Glade, König und Partner GmbH
Qualified Auditors - Tax consultants Neuss

Dr. Glade, König und Partner GmbH
Qualified Auditors - Tax consultants
(Signature)

Dr. Hans-Joachim Glade)
Auditor

Enclosure No. 7

EXPLANATORY NOTES

Contents

A.	Notes on the annual financial statements of December 31, 2001		E 1
	Assets		E 1
	3.	Receivables from banks	E 1
	6.	Shares and other non-fixed-income securities	E 1
	7.	Holdings	E 2
	8.	Investments in affiliated enterprises	E 3
	13.	Outstanding contributions to the subscribed capital	E 4
	16.	Other assets	E 5
	Liabilities		E 7

5.	Other liabilities	E 7
7.	Reserves	E 7
12.	Stockholders' equity	E 8

B. Notes on the statement of income for the business year from January 1 to December 31, 2001 E 10

1.	Interest income from	E 10
2.	Interest expenditure	E 10
3.	Current income	
4.	Income from profit transfer agreement	E 11
8.	Other income	E 11
11.	General administrative expenses	E 11
12.	Other expenditure for business operations	E 12
13.	Depreciations and value adjustments of receivables and certain securities as well as transfer to reserves of lending business operations	E 12
15.	Depreciation and value adjustment of holdings, participation in affiliated companies, fixed assets treated as securities	E 12
19.	Income from ordinary business activities	E 12
23.	Tax on income and profit	E 13
25.	Other tax	E 13
26.	Annual surplus/deficit	E 13
27.	Profit carried forward	E 14
31.	Balance-sheet profit/loss	E 14

A. Notes on the annual financial statements of December 31, 2001 (Form 1)

The consecutive numbers of the balance-sheet items correspond with the breakdown in Form 1 and Form 3.

ASSETS

3. Receivables from banks		DM	50,091.43
	(previous year)	DM	1,124,919.12

This concerns the account at Commerzbank AG, Düsseldorf, account no. 490470200. The balance was confirmed by the bank on 27.12.2002.

6. Shares and other non-fixed-income securities		DM	488,957.50
	(previous year)	DM	404,288.84

This concerns 24,961.96 shares of the investment fund HPM Invest SICAV Time Global Plus which are valued at purchase price. The reporting date value of DM 522,388.64 was confirmed by the depositary in Luxemburg so that the upside price potential at the record date amounted to DM 33,431.14. The investment fund was initiated and co-founded by the subsidiary HPM. HPM has sales and administrative authority over the fund.

7. Holdings

		DM	222,818.94
	(previous year)	Dm	1,539,590.18

Comprised of:

	31/12/2001 DM	31.12.2001 DM
a) ACS-advanced logistic systems AG Berlin (0 %, previous year 6.84%)	0.00	1,300,000.00
b) Innovativ Capital AG, Munich (2,33 %)	222,817.94	239,589.18
c) Sitebuilder.com, Washington D.C./USA	1.00	1.00
	222,818.94	1,539,590.18

On a)

This concerns a holding in a logistics software company in its initial phase. This holding was increased step by step in accordance with the development of the company (total investment DM 2,800,000.00). As the company did not meet expectations, the acquired shares were disposed of to the founder of the company at book value on a loan basis.

On b)

This concerns a holding in a joint venture corporation with a subscription value of EUR 122,500.00. In the business year the company enjoyed a subscription discount (€ 8,575,000.00) which decreased the carrying value.

On c)

The investment in Sitebuilder.com amounted to DM 115,561.56 and was made in September and October 2000. The prospects of this Internet company proved negative at the reporting date (same as the year before) so that the investment was written off as a precautionary measure.

8. Holdings in affiliated companies DM 3,391,942.75

(previous year) DM 3,391,942.75

Thereof in financial services company: DM 2,941,941.75
(previous year DM 2,363,957.51)

Comprised of:

a) HPM Portfolio Management GmbH, Düsseldorf

Non-cash contribution of 100% of business share		DM	1,525,000.00
Capital increase	EURO		
Previous capital	25,564.59		
Capital increase 1999	224,435.41	DM	438,957.51
Capital increase 2000	500,000.00	DM	977,984.24
	750,000.00		
Value on 31.12.2000 = 31.12.2001		DM	2,941,941.75

This concerns a financial services company with which a profit transfer agreement has been in existence since 1998. The income from the profit transfer is shown in the statements of income (Form 3) in item 4.

b) Vision@Technologie AG, Düsseldorf

80 % investment at foundation		DM	400,000.00
Capital increase 2000		DM	205,362.16
Depreciation	./.	DM	605,361.16
Value on 31.12.2001		DM	1.00

The investment in the new economy company which is mainly active in the production of so-called mini CD-ROM, had to be written off in full in 2000 due to considerable problems in the management and sales structure and the production process of the company. In order to put the company on a sound financial and economic footing DBH, together with its subsidiary HPM (see on a)) has signed a letter of comfort of limited duration until June 30, 2002. The letter of comfort was also put in place as a precaution against possible recourse claims of investors in a currently running issue of Vision which was supported by HPM.

At the beginning of the business year the company was forced to take over holdings in Vision to the amount of DM 53,785.33 which was, however, written off in full. The floating of shares from the capital increase was successfully completed in December. In this connection shares at a purchase cost of DM 314,017.49 (nominal value € 150,000.00) were issued to new shareholders. This issue fulfilled obligations arising from the issue in 1999. Due to the issue the holding was reduced to about 51 %.

c) ekip.de AG, Düsseldorf

80 % investment at foundation	DM	450.000.00
total a) – c)	DM	3,391.942.75

DBH is an 80 % founding partner in a company which offers Internet services (newsletter, flag advertisement) for the financial sector. The company is still in the set-up stage and has shown a first turnover.

13. Outstanding contributions to the subscribed capital	DM	0.00
(previous year)	DM	300,000.00

Claimed hereof:
DM 0.00 (previous year DM 3000,000.00)

The outstanding contribution from the previous year was made by issuing ADR's for DBH in the second quarter of 2001.

15. Other assets		DM 6,099,012.00
	(previous year)	DM 3,963,762.92

a) Receivables from HPM Portfolio Management GmbH (HPM)	DM 3,634,525.13
b) Receivables from tax claims	DM 2,323,196.15
c) Receivables from Vision@Technologie AG	DM 141,289.72
d) Receivable ALS shareholder	DM 1.00
Total	DM 6,099,012.00

On a) and c)

This concerns receivables from subsidiaries of the current business year which are shown in a joint balance confirmation.

On b)

Turnover tax:	
Tax return 2000	DM 55,876.96
Tax payments 2001	DM 673,584.19
Total	DM 729,461.15
Corporation tax:	
Tax return 2000	DM 670,829.00
Tax calculation 2001	DM 577,000.00
Total	DM 1,247,829.00
Solidarity contributions:	
Tax return 2000	DM 36,661.00
Tax calculation 2001	DM 31,750.00
Total	DM 68,411.00

Trade tax

Tax return 2000	DM	369,495.00
Tax calculation 2001	DM	-92,000.00
Total	DM	277,495.00
Claim for tax refund	DM	2,323,196.15
		=============

On d) Receivables Flurschütz

Development:

Sales price for ALS shares	DM	2,800,000.00
Payments to Flurschütz	DM	350,000.00
Purchase price	DM	3,150,000.00
Value adjustment	DM	3,149,999.00
Book value on 31.12.2001	DM	1,00
		=============

The loan is secured by ALS shares. The value of the shares and the financial position of the founding partner require a total value adjustment. Repayment was not expected on the reporting date (limit of duration 2003).

LIABILITIES

5. Other liabilities		DM	290,282.21
			============
	(previous year)	DM	5,207,028.71
Payables to beneficiaries of the Capital increase (DM 300,000.00) incl. premiums DBH		DM	265,255.28
Surplus payment current shareholders		DM	8,276.93
Supervisory board allowance		DM	14,250.00
Tax office re. wage tax		DM	810.83
Miscellaneous		DM	1,689.17
Value on 31.12.2001		DM	290,282.21
			============
7. Reserves		DM	62,033.00
			============
	(previous year)	DM	308,033.00
7. a) Provisions for pensions		DM	12,033.00
			============
	(previous year)	DM	7,033.00

There is an expectancy of future pension benefits in favor of the sole representative of the managing board based on a promise made on 30.07.1998.

7. c) Other reserves DM 50,000.00

==============

(previous year) DM 301,000.00

Comprised of:

	01.01.2001 DM	Dissolution (D) Consumption (C) DM	Appropriation DM	31.12.2001 DM
Annual financial statements / Consolidated financial statements				
- Preparation	10,000.00	10,000.00 (C)	15,000.00	15,000.00
- Audition and disclosure	20,000.00	15,000.00 (C)	30,000.00	35,000.00
Liability risk				
Vision@Technologie AG	271,000.00	217,000.00 (D)	0.00	0.00
Total	301,000.00	25,000.00 (C) 271,000.00 (D)	45,000.00	50,000.00

The provision for the cost of the annual financial statements is supported by an estimate based on the figures of the previous year.

The provision for the cost of compensation for Vision@Technologie AG was dissolved (see Form 3, no. 8) as a claim, due to the share issue, is now unlikely.

12. Stockholders' equity DM 9,900.507.41

==============

(previous year) DM 5,209,442.10

a) Subscribed capital DM 2,300,000.00

==============

(previous year) DM 2,300,000.00

The stated capital remains unchanged.

Out of the stated capital on 31.12.2001 285,000 bearer shares (=DM 1,425,000.00) are in possession of Henry Littig and 175,000 bearer shares (=DM 875,000.00) in the possession of "The Bank of New York" as depositary for the ADR's.

b) Capital reserve DM 4,825,000.00

	(previous year)	DM 2,625,000.00

Comprised of and development:

Load of issue at issue of First ARD's in business year 1999 = balance brought forward 01.01.2001		DM 2,625,000.00
Load of issue at issue of second ADR issue in business year 2001: inflow of funds from capital increase	DM 3,600,000.00	
Share of current shareholders in inflow of funds	DM -1,200,000.00	
Share of stated capital for capital increase (DM 300,000.00./. DM 100,000.00)	DM - 200,000.00	
Load of issue	DM 2,200,000.00	DM 2,200,000.00
Value on 31.12.2001		DM 4,825,000.00

c) Net income for the year DM 2,775,507.41

	(previous year)	DM 284,442.10

Development:

Profit brought forward 01.01.2001	DM 284,442.10
Annual surplus 2001	DM 2,491,065.31
Net income 31.12.2001	DM 2,775,507.41

- Conforming with Form 3 -

B. Notes on the statement of income for the business year from 01.01 to 31.12.2001

1. Interest income from

a) Lending and money market business		DM 14,001.66
	(previous year)	DM 0.00

Dividend income from money market funds

2. Interest expenditure		DM 858.77
	(previous year)	DM 4,291.01

Current account interest

3. Current income from

a) Shares and other non-fixed-interest securities		DM 0.00
	(previous year)	DM 25,026.08

Nominal entry

b) Shares in affiliated companies		DM 1,687,605.62
	(previous year)	DM 0.00

This concerns the sales profit from the shares of Vision@Technologie AG in connection with the capital increase.

Expenditure of DBH transfer	DM - 6,684.10
Sales price of shares at capital increase	DM 1,530,000.00
Transfer of shares to purchase costs for capital increase	DM 164,289.72
Sales profit	DM 1,687,605.62

4. Income from profit transfer agreement

	DM	4,817,827.36
		==============
(previous year)	DM	1,330,279.77

HPM Portfolio Management GmbH, profit transfer in accordance with profit transfer agreement from 30.12.1998.

8. Other income

	DM	217,000.00
		==============
(previous year)	DM	0.00

This concerns income from the release of provisions.

10. General administration expenses

	DM	264,529.93
		==============
(previous year)	DM	156,248.46

a) Personnel costs	2001 DM	2000 DM
aa) Wages and salaries	28,601.47	29,189.17
ab) Statutory welfare contributions and expenses for pension plans and support	5,000.00	2,375.00
hereof for pension plans DM 5,000.00 (prev.year DM 2,373.00)		
Total a)	33,601.47	31,564.17
	========	========
b) Other administrative costs		
Supervisory board remuneration	6,000.00	7,500.00
Rent and service expenses	30,000.00	30,000.00
Contributions	5,944.52	650.00
Advertising etc.	13,000.00	35,762.77
Legal and consultancy costs	105,344.11	6,436.25
Closing and auditing costs	45,000.00	39,220.90
Additional expenses for monetary Transactions	25,639.83	5,114.37
Total a)	230,928.46	124,684.29
Total a) + b)	264,529.93	156,248.46
	=========	========

The legal and consultancy costs include wasted expenses for the improvement of the SEC stock market segment of about DM 100,000.00.

12. Other expenditure for business operations	DM	54,221.94
		==============
(previous year)	DM	759,233.71

This concerns mainly expenses for stock exchange listings of NYSE (New York Stock Exchange).

13. Depreciation and value adjustment of receivables and certain securities as well as the transfer to reserves of lending business operations	DM	3,149,999.00
		==============
(previous year)	DM	0.00

This concerns the depreciation of the loan to the ALS partner on 31.12.2001.

15. Depreciation and value adjustment of holdings participation in affiliated companies, fixed assets treated as securities

This concerns the depreciation of the holdings in Vision@Technologie AG, Düsseldorf which had to be taken over at the start of the business year.

19. Income from ordinary business activities	DM	3,267,039.67
		==============

23. Tax on income and profit

Comprised of:

	2001	2000
Trade tax previous years	4,005.00	-3,895.38
Corporations tax refund solidarity contributions/previous years	6,510.00	-60,660.19
Corporation tax		
Solidarity contribution	10,239.99	4,938.07
Trade tax		
Total		

The corporation tax is calculated for a taxable income of about DM 744,000.00 and a standard taxation rate of 25 %. The solidarity contribution amounts to 5.5 % of the corporation tax burden of DM 186,000.00.

The trade tax is based on a trading profit of DM 2,238,700.00 and a standard amount of DM 111,935.00 at the levying rate for Düsseldorf of 460 %.

There were minor differences due to the already submitted tax returns which were charged to expenditure in 2001.

25. Other tax

This concerns turnover tax expenses due to a value-added tax correction for the year 2000.

26. Annual surplus / deficit DM 2,491,065.31

(previous year) DM -637,226.73

27. <u>Profit brought forward</u>	DM	284,442.10
		==============
31. <u>Net income for the year</u>	DM	2,775,507.41
		==============

- Conforming with balance sheet -

<u>Enclosure 8</u>

Letter of representation

Düsseldorf, March 31, 2001.

To:Dr. Glad, König and Partner GmbH
Wirtschaftsprüfungsgesellscahft
Steuerberatungsgesellscahft
Hamtorwall 52
41460 Neuss

Re: Annual financial statement and status report for the business year 2001

In my own name as member of the Managing Board I hereby declare the following to you as auditors:

A. Information and evidence
The information and evidence you have requested from me according to section 320 HGB (German Commercial Code) is complete according to my best knowledge and belief. I name the following persons as consultants:

Mr. Göbels
Dr. Sigmund-Rux

I have instructed these persons to provide you with all desired information and evidence correctly and in its entirety.

B. Books and records
I am expected to provide you completely with the books and records of the Company. The records include all contractual agreements with external computing centres, work instructions and other organisational documents necessary for understanding the accounting.

2. In the presented books, all business transactions that are subject to booking obligations for the business year named above have been entered.

3. Accounting has been carried out on the basis of contractual agreements with external computing centres.

4. Within the context of legal obligations to keep records and their keeping time, I have ensure that even data not printed, meaning the entries ordered according to accounts is available at all times and can be made available within an appropriate time period,

C. Annual financial statement and status report
1. In the annual financial statement to be audited by you, balance sheet obligations as to assets, commitments, risks (ex. impending loss from suspended business) and accruals and deferrals are taken into account. All expenditures and earnings are included, all required information given.

2. Circumstances impairing assessment after the closing date did not arise.

3. Circumstances that can impede the continuation of the company or the conveyance of the correct view of the real situation relating to assets, liabilities, financial position and loss/ profit accounts do not exist.

4. An overview of the enterprise with which the Company was connected to in the business year and in which shares exist has been submitted to you.

Lending commitments, receivables or liabilities (including contingent liabilities) to connected companies in which shares are held existed on the closing date for the audit in the amount which is manifest as such in the annual financial statement.

5. Does not apply (only for limited liability companies)

6. Liabilities from the issue and transfer of commercial papers, from guarantees, cheque and bill guarantees and from warranty deeds, as well as state of liability from the order of securities for third party liabilities existed on the closing date for the audit in the amount which is manifest as such in the annual financial statement.

Letters of comfort not shown in the annual financial statements did not exist on the closing date.

7. Provisions of collateral (including contingent liability) from right of lien and similar rights did not exist on the closing date for the audit.

8. Granted advances, loans as well as assumed states of liability that are stated in section 285 HGB did not exist on the closing date for the audit.

9. Repurchase obligations of liabilities for assets shown in the annual balance sheet, as well as repurchase obligations for assets not entered in the balance sheet did not exist on the closing date for the audit.

10. Agreements that relate to derivative financial instruments (ex. foreign currency, interest, securities, and index related options and contracts for futures, interest rate or currency swaps, forward rate agreements, Forward Deposits) are entered in the books in their entirety and have been disclosed to you.

11. Agreements that are significant or can be significant for the assessment of the economic situation of the company due to their subject matter, duration, possible contractual penalty or to other reasons (ex. agreements with suppliers, buyers, partners, for benefits, options, leasing, trust and agreements in which commitments are to be fulfilled with profit) did not exist on the closing date.

12.Law suits or other legal disputes that are significant for the assessment of the economic situation of the company did not exist on the closing date for the audit nor do they exist at present.

13. Impairments or substantial deficiencies in the internal controlling systems, as well as determined or presumed actions damaging Company assets did not exist and do not exist at present.

14. Legal violations that can be significant to the content of the annual financial statement or the status report, or are significant for the existence of the Company did not exist.

15. Of the protective clauses (neglect of information according to section 286 HGB German Commercial Code, section 160 sub-section 2 AktG – German Corporation Law) use was made to the extent presented in the enclosure.

16. The status report also contains information on expected developments of substantial considerations for the assessment of Company's situation, as well as required information with accordance to section 289 HGB. Transactions of particular importance after the closing of the business year did not occur.

D. Additional notes

Signatures

On enclosure 8

Module of letter of representation for banks and financial institutions

DBH
Deutsche Beteiligungs Holding AG
Garather Schloßalle 19
40595 Düsseldorf
Telephone (0211) 970 81 89
Telefax (0211) 970 81 88

In addition to my letter of representation for the business year 2001 I hereby declare the following:

A. Information and evidence

The additional information and evidence you have requested from me according to section 320 HGB (German Commercial Code) re. section 340 and 340k HGB and section 29 KWG (German Banking Code) is complete according to my best knowledge and belief.

B. Books and records

1. I have submitted all communications with domestic and foreign supervisory authorities (in particular written instructions, objections and queries sent to the company) to you correctly and in their entirety.
2. For any data processed abroad I have made sure that the originals of books, receipts and other bookkeeping evidence as well as working instructions necessary for your comprehension are kept in this country.

C. Annual financial statements and letter of representation

1. Subordinated assets and liabilities, trusteeships as well as assets and liabilities held on behalf of third parties or for third-party account existed on the closing date for the audit in the amount which is manifest as such in the annual financial statements or at the amount reported.
2. Receivables or liabilities (including contingent liabilities) as well as other liabilities in accordance with Form 1 item no. 2 off-balance sheet items (reverse purchase agreements, placement and purchase agreements, irrevocable loan undertakings) against affiliated companies / participatory interests which exceed the receivables or liabilities stated in the general letter of representation as well as other financial liabilities against affiliated companies existed on the closing date for the audit at the amount which is manifest as such in the annual financial statement or at the amount reported.

3. Granted advances, loans as well as assumed states of liability in accordance with section 34 subsection 2 no. 2 RechKredV (ordinance on accounting in banks and financial institutions) did not exist on the closing date.
4. Forward transactions that are stated in section 36 RechKredV have been stated in the enclosure correctly and in their entirety.
5. Directorships in statutory control institutions of large corporations (section 267 subsection 3 HGB (German Commercial Code) held by statutory representatives or other staff (compare section 340a subsection 4 no. 1 HGB) did not exist on the closing date.
6. Holdings in large corporations with more than 5 % voting rights (compare section 340a subsection 4 no. 2 HGB) did not exist on the closing date.

D. Organizational duties in accordance with section 25a KWG

1. Instructions, agreements and other documents concerning tax and control regulations or risk control as well as the assessment of the economic situation of the company did not exist on the closing date.
2. Instructions, agreements and other documents concerning the proper set-up of the business, adequate internal control procedures or appropriate safety precautions for the use of electronic data processing have been submitted to you in their entirety.
3. Records of all business transactions have been submitted to you in their entirety.
4. Agreements on contracting-out of departments in accordance with section 25a, subsection 2 KWG have been submitted to you in their entirety together with all contractual agreements with sub-contractors, work instructions and other documents concerning organization.
5. I have ensured that the contracting-out of departments to other companies does not interfere with the proper conduct of the contracted-out business transactions or services and do not impair my powers of control.
   5.1 Authorities to issue directives have been given to sub-contractors, as far as necessary.
   5.2 The contracted-out departments are part of the internal control system, as far as necessary.

E. Banking supervisory duties

1. Documents and evidence required for the assessment of conformity with the regulations of the anti-money-laundering law have been submitted to you correctly and in their entirety (section 17 PrüfbV in connection with section 14 anti-money-laundering law).
2. All statements and evidence necessary according to the ordinance on accounting in banks and financial institutions have been submitted to you correctly and in their entirety.
3. Financial institutions only:
   All business transactions involving financial instruments for own account have been submitted correctly and in their entirety. Existing agreements with customers as well as authorities granted by customers have been reported to you correctly and in their entirety.
4. All documents and evidence required in accordance with section 29 subsection 1 KWG for the audition of the annual financial statements have been submitted to you correctly and in their entirety.

5. Receivables (including recourse claims) from loans which come within the provisions of section 15 subsection 1 nos. 1 to 6, subsection 2 KWG existed on the closing date at the reported amount.
6. Loans within the meaning of section10 subsection 2a clause 2 nos. 4 and 5 KWG have been reported to you correctly and in their entirety.
7. Items to be deducted from the sum of the stated and additional capital in accordance with section 10 subsection 6 KWG did not exist during the reporting year.
8. Intentions concerning market support in accordance with section 10 subsection 5 clause 6 and 7, subsection 5a clause 6 and 7 as well as subsection 7 clause 5 and 6 did not exist.
9. Evidence required for not realised reserves in accordance with section 10 subsection 2b clause 1 nos. 6 and 7 KWG have been submitted to you correctly and in their entirety.
10. Evidence required for net profit and floating subordinated liabilities in accordance with section 10 subsection 2c has been submitted to you correctly and in their entirety.
11. An overview of institutes, financial service companies and companies with bank-related auxiliary services which are classified as subordinate companies has been submitted to you.
12. N.A.
13. N.A.
14. Any relevant facts for the calculation of principle I codes (equity and liquidity) have been submitted to you correctly and in their entirety.
15. An overview of significant holdings in companies which are neither institutes, financial service companies nor insurance companies nor companies with bank-related auxiliary services (section 1 subsection 9 in connection with section 12 subsection 1 KWG) has been submitted to you.
16. Intentions to acquire significant holdings in an institute or to change the percentage of a significant holding do not exist at present.
17. All documents concerning loans in accordance with section 19 subsection 1 KWG have been submitted to you correctly and in their entirety.
18. Any reportable facts in accordance with sections 24 and 24a KWG have been submitted to you correctly and in their entirety.

Enclosure No. 9

Terms and Conditions

for

Auditors and Audit Companies

of January 1, 2002

1. Scope

(1) These terms and conditions apply to contracts between auditors or audit companies (hereinafter collectively called "auditors") and their clients in respect to audits, advice and other engagements, insofar as nothing else has been agreed to explicitly in writing or is imperatively required by law.

(2) Should, in exceptional cases, an agreement be made between the auditor and persons other than the client, such third parties will also be subject to the regulations under section 9.

2. Extent and implementation of the assignment

(1) The object of the assignment will be the performance agreed on and not a specific economic gain. The assignment is to be performed with proficiency and due professional care. The auditor has the right to engage professionals to carry out the assignment.

(2) No consideration will be given to foreign law, with the exception of operational audits, unless specifically agreed to in writing.

(3) The assignment will not include, unless focused on this, examinations concerning the abidance of tax laws or special regulations, e.g. price regulations, restraints of competition or management and control rights; the same applies to decisions on claims for subsidies, bonuses or other privileges. The performance of an assignment will only include auditing activity if it specifically serves for detecting an account book fraud or other irregularities, if there are grounds for it during the audit, or if there is a specific written agreement on it.

(4) If any legal positions should change after completion of the audit the auditor will not be obliged to indicate changes, or consequences resulting from these, to the client.

3. Duty of the client to provide clarification

The client is obliged, without specific request from the auditor, to supply all the necessary documents required for performing the assignment in good time, and to inform the auditor of all business activities and circumstances which could be of importance for performing the assignment. This also applies to all papers, business activities and circumstances that do not become known until during the auditor's assignment.

(2) The auditor may require a written liability certificate from the client about the completeness of the presented documents and the information and explanations, formulated in the wording stipulated by the auditor.

4. Assurance of independence

The client assures that any actions are prevented which might endanger the independence of the auditors' staff. This applies in particular to offers of appointment, and offers to carry out assignments for own account.

5. Reporting and oral information

If the auditor is to present the results of his assignment in writing, only the written report is then applicable. The typical assignment will result in a written report unless any agreement to the contrary has been made. Any other information, whether given orally, or by the auditors' staff, will not be binding at any time.

6. Protection of the auditors' intellectual property

The client assures that any certificates, organisational charts, drafts, drawings, lists and calculations, especially calculations of amounts and costs drawn up by the auditor will be used exclusively for his own purposes.

7. Transmission of an auditor's professional statement

(1) The transmission of an auditor's professional statement (reports, certificates, etc.) to third parties shall require written permission by the auditor, unless permission for transmission to certain third parties ensues from the assignment contract.

The auditor is only liable to a third party (within the scope of No. 9), if the conditions of section 1 apply.

(2)The use of an auditor's professional statement for advertising purposes is not permissible; any violation entitles the auditor to terminate all the client's assignments that have not been carried out without prior notice.

8. Correction of errors

The client can expect the auditor to correct any possible errors. Only failure to make improvements entitles the client to a reduction of fees or cancellation of the contract. In cases where the client is a businessman within the scope of his commercial activities, a legal person of the public law or, a public law entity with special funds, the client shall not be entitled to a cancellation of contract unless the rendered services are of no interest to him due to the failure of improvements being made. In the case of additional claims for damages section 9 is applicable.
(2) The claim for correction of errors must be made immediately by the client in writing. Claims in conformity with section 1, sub-section 1 become statute-barred 1 year after completion of the services rendered by the auditor.

(3) Obvious errors, e.g. spelling mistakes, arithmetical mistakes or insufficiency of form for an auditor's professional statement (report, certificate, etc.) may be corrected by the auditor at any time, also for third parties. Material misstatements which might affect the results of the auditor's professional statements, entitle the former to retract statements made, also with respect to third parties. In any of the above-mentioned cases the client is to be consulted beforehand, if possible, by the auditor.

9. Liabilities

(1) *Statutory audits are subject to the limitations of liability in accordance with section 323, sub-section 2 HGB.*

(2) Liability *for negligence: Single claims*

If neither section 1 applies, nor a special regulation has been drawn up, the auditor accepts personal, joint and several liability for claims for damages of all kinds, whereby any single claim, caused by negligence in accordance with section 54 a, sub-section 1 No. 2 WPO, is limited to EURO 4 million; this will also apply for liabilities to persons other than the client. A single damage resulting from several violations of duty shall also be considered a single claim. The single claim shall include any consequences due to a violation of duty, regardless, whether the damages have occurred within one year, or over a period of several consecutive years. In this context multiple actions, or failure of actions, resulting from the same, or an equal, source of error shall mean a uniform violation of duty if there is an interrelation between the matters concerned in a legal or economic sense. In such a case the auditor shall accept liability only up to EURO 5 million. The limit of the fivefold of the minimum sum assured shall not apply to statutory audits.

(3) *Preclusive periods*

Claims can only be made within a preclusive period of 12 months after the claimant has become aware of the damage, and the event leading to claims for damages, at the latest, however, within a period of 5 years after the event leading to claims for damages. A claim expires if legal proceedings are not brought against the written refusal of indemnification within 6 months of its issue, providing the client had been informed about the consequences. This will not affect the right to plead the statute of limitation. Sections 1 to 3 also apply to statutory audits with statutory limitation of liability.

10. Supplementary conditions for audit assignments

(1) A subsequent amendment or abbreviation of the audited financial statements or status report, and the issued audit opinion for them, is subject to written permission by the auditor, even if a publication does not take place. If the auditor has not issued an audit opinion, any referral to the audit in the company's status report, or other parts determined for publication are subject to written permission by the auditor and only formulated in the wording stipulated by the auditor.

(2) Should the auditor revoke the audit opinion, it may not be used any longer. If the client has already made use of the audit opinion, he has to announce the revocation at the auditor's request.

(3) The client is entitled to 5 copies of the report. Additional copies are billed separately.

11. Supplementary conditions for assistance in tax matters

(1) The auditor is entitled to assume that the facts, and in particular the figures stated by the client are correct and complete, and may base advice on individual tax matters, as well as regular consultations, including accounting engagements, on these. He is, however, obliged to point out errors to the client.

(2) Tax consulting engagements do not include actions requiring time limits to be kept to, unless the auditor has been specifically engaged for this.

In this case the client is to provide the auditor with any documents that are essential for keeping to time limits in good time, in particular tax assessments, so that the auditor has adequate time for preparing his opinion.

(3) For lack of other written agreements regular tax consultation includes the following activities during the contractual period:

a) Preparation of annual tax returns for income tax, corporation tax and trade tax as well as property tax returns based on annual financial statements provided by the client and other charts and records required for taxation.
b) Examination of tax assessments for the tax stated under a)
c) Negotiations with tax authorities in connection with tax returns and tax assessments stated under a) and b)
d) Involvement in audits and assessment of audit reports in view of the tax stated under a)
e) Involvement in opposition and appeal proceedings in connection with the tax stated under a).

During the performance of the above-mentioned tasks the auditor takes essential promulgated laws and administrative views into consideration.

(4) In the case of the auditor receiving a flat fee for the current tax consultation, the services - for lack of other written agreements - stated under section 3 d) and e) are to be billed separately.

(5) Any dealings with specific individual matters of income tax, corporation tax, trade tax, valuation of economic units, net worth tax and other matters of turnover tax, wage tax, other tax and duties are subject to separate assignments. This also applies to:

a) The processing of one-off tax matters, e.g. inheritance tax, capital transfer tax, land transfer tax,
b) The involvement and representation in legal proceedings in law courts for fiscal and administrative jurisdiction and criminal tax proceedings and
c) Advisory services and submitting expert opinions in connection with re-organisation, fusion, capital increase and decrease, re-capitalisation, appointment or resignation of a partner, sale of a business, liquidation, etc.

(6) Insofar as preparing the annual turnover tax returns is taken on as an additional service, it does not include the examination of any special accounting requirements or the question as to whether all the applicable turnover tax concessions have been observed. No guarantee is given for complete document acquisition with respect to claiming a turnover tax deduction.

12. Duty of discretion to third parties, data protection

(1) The auditor is committed by law to maintain silence about any facts becoming known to him during his assignment by the client - to maintain silence, regardless of whether the client himself, or his business contacts are concerned, unless the client has released him from this professional pledge of secrecy.

(2) The auditor may only hand over reports, certificates and other written statements on the results of his assignment to third parties with the client's permission.

(3) The auditor is entitled to process personal data entrusted to him or have it processed by third parties for the purposes of the client's intended assignment.

13. Default in acceptance and client's failure to co-operate

If the client is in default in accepting the performance provided by the auditor or, if the client fails to co-operate as stated in section 3, or otherwise, the auditor has the right to terminate the contract without notice. The auditor is entitled to claim for compensation for the additional expenses resulting from the client's default or failure to co-operate and for the damages caused; this shall also be applicable even if the auditor does not make use of his right of notice.

14. Remuneration

(1) The auditor is entitled to reimbursement of his expenses in addition to his fees or honorarium; turnover tax is charged additionally. He may ask for adequate advances on his remuneration and reimbursement of expenses and make the rendering of his services dependent on the full satisfaction of his claims. Several clients are jointly and severally liable.

(2) Offsetting against the auditor's claims for remuneration and the reimbursement of expenses is only acceptable for undisputed or legally ascertained claims.

15. Retention and surrender of documents

(1) The auditor shall retain for seven years any documents handed over to him or, drawn up by him in connection with his execution of the assignment, as well as any correspondence in connection with the assignment.

(2) After satisfaction of his claims for the assignment, the auditor, if requested by the client, is to hand over all the documents received from or for the client for his activity relating to the assignment. This, however, does not apply to the correspondence between the auditor and his client, or the documents that the latter already possesses as an original or copy thereof. The auditor may make and keep copies or photocopies of the documents returned to the client.

16. Jurisdiction

The assignment, its performance and any claims arising therefrom, are subject exclusively to German Law.